

May 2, 2012

Via E-mail
Mr. George Yu
President and Chief Executive Officer
Sitoa Global Inc.
2225 East Bayshore Road
Suite 200
Palo Alto, CA 94303

> **Re: Sitoa Global Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 30, 2012**
> **File No. 0-51815**

Dear Mr. Yu:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed April 30, 2012

1. Please amend your filing to include the required letter from your former auditor filed as Exhibit 16 to your Form 8-K. As indicated in Item 304(a)(3) of Regulation S-K, this letter should be addressed to the Commission and state whether your former auditor agrees with the statements made in your Item 4.01 Form 8-K. To the extent that Burr Pigler Mayer, Inc. (BPM) does not agree with your statements, BPM should state in the letter the respects in which it does not agree. This letter should be filed within 10 business days from the filing of your Form 8-K on April 30, 2012. If you are unable to obtain this letter from your former auditor, please amend your filing to clearly state that you requested this letter and that BPM did not provide it to you. However, if BPM subsequently provides this letter, you should amend your Form 8-K to file that letter as Exhibit 16 within two business days from receipt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief